EXHIBIT 21

Subsidiaries of The Sands Regent

Name	Entity Type	Jurisdiction
Zante, Inc.	corporation	Nevada
Last Chance, Inc.	corporation	Nevada
California Prospectors, Ltd.*	limited liability company	Nevada
Plantation Investments, Inc.	corporation	Nevada

(*)	Equity interest held directly by Last Chance, Inc.